UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 29, 2011

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS
Cash and cash equivalents	$1,083	$1,486
Notes receivable from participants	1,583,777	1,297,022
Receivable from contribution rollover	32,259	—
Investments, at fair value:
Multi-Color Corporation common stock	3,635,105	3,050,906
Money market fund	1,911,810	2,067,348
Common trust fund	67,935	—
Mutual funds	19,306,729	16,056,324

Total investments	24,921,579	21,174,578

TOTAL ASSETS	26,538,698	22,473,086

LIABILITIES
Excess contributions payable	(49,569)	(2,033)

Net assets available for benefits	$26,489,129	$22,471,053

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Additions to net assets attributed to:
Employee contributions	$2,000,799
Employer contributions	881,039
Rollover contributions	350,420

Total contributions	3,232,258

Dividend and interest income	458,861
Net appreciation in fair value of investments	3,538,448

Total investment income	3,997,309
Interest income on notes receivable from participants	71,051

Total additions	7,300,618

Deductions to net assets attributed to:
Benefits paid	3,272,973
Administrative expenses	9,569

Total deductions	3,282,542

Net increase	4,018,076

Net assets available for benefits:
Beginning of year	22,471,053

End of year	$26,489,129

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A – DESCRIPTION OF PLAN

Multi-Color Corporation 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

1.	General - The Plan became effective on April 1, 1994 and covers substantially all U.S. based full-time employees of Multi-Color Corporation (the Company). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution, up to 5% of such voluntary contributions for eligible union employees at the Norway, Michigan plant and 6% of such voluntary contributions for all other employees. Provided the Norway plant meets specific target requirements at the end of each year, those eligible union employees will receive an additional contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2010 and 2009.

During 2009, the Plan was amended as follows to address the disposition method of forfeitures:

•	Forfeitures should be used to offset plan expenses.

•

Forfeitures should be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year.

In February of 2008, the Company acquired Collotype International Holdings Pty. Ltd. (Collotype). As a result of the acquisition, Collotype employees who were participants in the Collotype Labels USA, Inc. 401(k) Plan began contributing to the Multi-Color 401(k) Savings Plan on April 1, 2009 and the participant accounts of Collotype Labels USA, Inc. 401(k) Plan were transferred to the Plan. As a result of the transfer of Collotype participant accounts to the Plan, total plan assets increased by $363,499. Furthermore, the number of employees eligible to participate increased from approximately 700 to approximately 800.

2.	Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and administrative expenses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any), are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from participant’s vested account.

3.	Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule.

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE A – DESCRIPTION OF PLAN (CONTINUED)

4.	Notes Receivable from Participants - Participants may borrow funds from the vested portion of their account. The maximum note amount available to an eligible participant is the lesser of 50% of the vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant notes bear interest at the market rate as determined by the Plan administrator.

5.	Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $1,000. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

6.	Expenses of the Plan - The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

7.	Forfeitures - Forfeitures are first used to offset plan expenses and then are allocated annually to the participants’ accounts at the Plan year-end. Forfeitures to be allocated at December 31, 2010 and 2009 were approximately $78,000 and $40,000, respectively. Total amounts allocated to participants for the year ended December 31, 2010 were approximately $8,000.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

1.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE B – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

6.	Recent Accounting Pronouncements

In January 2010, the FASB issued revised accounting guidance for improving disclosures about fair value measurements. Among other provisions, this update enhances the usefulness of existing fair value measurement disclosures by requiring both the disaggregation of certain information as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, which for the Plan was January 1, 2010. The adoption of the amendments did not have a material impact on the Plan. See Note G for additional disclosures relating to fair value measurements.

7.	Adoption of New Accounting Standard

In September 2010, FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 952): Reporting Loans to Participants by Defined Contribution Pension Plans which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,297,022 as of December 31, 2009, respectively from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

8.	Fully Benefit-Responsive Investment Contracts Held in Common Trust

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common trust. Contract value for this common trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to investment contracts. As of December 31, 2010, contract value approximated fair value and no adjustment was necessary. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

9.	Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued, and noted no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Approximately 14% of the Plan’s investments were in Multi-Color Corporation common stock at December 31, 2010 and 2009. The increase in the value of the Company’s stock caused the value of the Plan’s net assets to increase by $1,484,550 during 2010.

The investment options available during 2010 included the following:

AIM Charter Fund of America*

American Beacon Large Cap Value Fund

Baron Small Cap Fund

BlackRock Index Equity Fund

BlackRock Money Market Fund

Dreyfus Bond Market Index Inv

Dreyfus Midcap Index Fund

Fidelity Advisor Mid-Cap Fund

Fidelity Advisor Strategic Income Fund

Growth Fund of America

Harbor Bond Fund*

Janus Balanced Class S Fund

Janus Overseas Class S Fund

Multi-Color Corporation Common Stock

PNC Investment Contract Fund*

Royce Opportunity Fund

Third Avenue Value Fund

T. Rowe Price 2010 Retirement Fund

T. Rowe Price 2020 Retirement Fund

T. Rowe Price 2030 Retirement Fund

T. Rowe Price 2040 Retirement Fund

T. Rowe Price 2050 Retirement Fund

*	In March of 2010, the Harbor Bond Fund replaced the Bond Fund of America and the AIM Charter Fund of America replaced the Large Cap Blend. The funds have identical or substantially identical investment objectives, strategies and policies. Also in March of 2010, the PNC Investment Contract Fund was added to The Plan. The fund provides the opportunity to diversify investments.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE C – INVESTMENTS (CONTINUED)

The following investments are in excess of five percent of net assets available for benefits as of December 31:

	2010	2009
BlackRock Index Equity Fund (80,706 and 79,773 units, respectively)	1,935,328	1,696,775
BlackRock Money Market Fund (1,219,889 and 1,319,135 units, respectively)	1,911,810	2,067,348
Fidelity Advisor Mid-Cap Fund (177,655 and 179,185 units, respectively)	3,592,175	2,927,878
Janus Balanced Class S Fund (formerly Janus Advisor Balanced Fund) (104,143 and 95,646 units, respectively)	2,612,940	2,348,103
Janus Overseas Class S Fund (formerly Janus Advisor International Growth Fund) (51,479 and 49,627 units, respectively)	2,601,749	2,108,170
Multi-Color Corporation Common Stock (186,799 and 249,869 units, respectively)	3,635,105	3,050,906

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2010
Mutual Funds	$2,053,898
Common Stock	1,484,550

Total	$3,538,448

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained a determination letter dated March 31, 2008 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE F – PARTIES-IN-INTEREST

Certain Plan investments held during the years ended December 31, 2010 and 2009 include shares of the Company’s common stock, money market fund, and shares of mutual funds managed by the Trustee, or an affiliate there of, and therefore, these transactions qualify as party-in-interest transactions. The Plan did not pay any fees in 2010 for investment management services.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 - Quoted market prices in active markets for identical assets and liabilities

•	Level 2 - Observable inputs other than quoted market prices in active markets for identical assets and liabilities

•	Level 3 - Unobservable inputs, developed using company’s estimates and assumptions

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Common stock/mutual fund – Valued at the closing price reported on the active market on which the security is traded.

Common trust fund/ money market fund – Valued at net asset value (NAV) based on the fair value of the fund’s underlying investments using information reported by the investment advisor.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investments measured at fair value at December 31, 2010 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2010 Using:			Total Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$1,742,428	$—	$—	$1,742,428
Growth & Income funds	7,339,419	—	—	7,339,419
Growth funds	6,558,356	—	—	6,558,356
Aggressive growth funds	3,666,526	—	—	3,666,526
Multi-Color Corporation common stock	3,635,105	—	—	3,635,105
BlackRock money market fund	—	1,911,810	—	1,911,810
PNC Investment Contract Fund	—	67,935	—	67,935

Total investments	$22,941,834	$1,979,745	$—	$24,921,579

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE G – FAIR VALUE MEASUREMENTS (CONTINUED)

Investments measured at fair value at December 31, 2009 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2009 Using:			Total Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$1,351,128	$—	$—	$1,351,128
Growth & Income funds	5,502,385	—	—	5,502,385
Growth funds	6,150,814	—	—	6,150,814
Aggressive growth funds	3,051,997	—	—	3,051,997
Multi-Color Corporation common stock	3,050,906	—		3,050,906
BlackRock money market fund	—	2,067,348	—	2,067,348

Total investments	$19,107,230	$2,067,348	$—	$21,174,578

In 2009, the Plan adopted the amended fair value measurements and disclosures guidance as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the money market was determined as of December 31, 2010 and 2009, based on NAV. Also, the Plan added the common trust fund during 2010 and its fair value was determined using NAV as of December 31, 2010. The adoption of the amendments did not have a material impact on the fair value of the money market and common trust fund. Investments in the money market and common trust fund do not have a holding period. There are no unfunded commitments for investments in the money market and common trust fund. The money market fund and common trust fund seek to preserve principal investment while earning interest income.

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	BlackRock Money Market Fund	Money Market Fund	$1,911,810
	American Beacon Large Cap Value Fund	Mutual Fund	176,849
	Baron Small Cap Fund	Mutual Fund	418,590
	BlackRock Index Equity Fund	Mutual Fund	1,935,328
	Dreyfus Bond Market Index Inv	Mutual Fund	181,897
	Dreyfus Midcap Index Fund	Mutual Fund	191,731
	Fidelity Advisor Mid-Cap Fund	Mutual Fund	3,592,175
	Fidelity Advisor Strategic Income Fund	Mutual Fund	513,965
	Growth Fund of America	Mutual Fund	420,532
	Harbor Bond Fund	Mutual Fund	1,046,566
	AIM Charter Fund of America	Mutual Fund	697,564
	Janus Balanced Class S Fund	Mutual Fund	2,612,940
	Janus Overseas Class S Fund	Mutual Fund	2,601,749
*	PNC Investment Contract Fund	Common Trust Fund	67,935
	Royce Opportunity Fund	Mutual Fund	610,904
	Third Avenue Value Fund	Mutual Fund	453,873
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	342,753
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	1,029,181
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	1,181,247
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	1,157,803
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	141,082
*	Multi-Color Corporation Common Stock	Common Stock	3,635,105

*	Various participants	Notes Receivable (Interest rates ranging from 4.25% to 9.25%, maturing through 2016)	1,583,777

			$26,505,356

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: June 29, 2011	By:	/s/ Sharon E. Birkett
Sharon E. Birkett Vice President Finance, Chief Financial and Accounting Officer, Secretary